Exhibit A.V – Compensation of the Management

 (Item 13 of Exhibit 24 to CVM Instruction 480/09)

13.1     Compensation policy and practice for the Board of Directors, Statutory Board of Officer, Board of Officers, Fiscal Council, Statutory Committees and Audit, Risk, Financial and Compensation Committees regarding the following aspects:

a. purposes of the compensation policy or practice:

The main purpose of the compensation policy of the Company is to establish a compensation system applicable to the management which encourages the development of a culture of high performance, keeping key personnel of the Company over the long term, while ensuring that the best people are hired and retained, and the interests of the management are aligned with those of shareholders.

b. compensation elements, indicating:

description of the elements of compensation and the purposes of each of them

a) Board of Directors

The compensation of the members of the Board of Directors is divided into: (i) a fixed compensation that is in line with market average; and (ii) a variable compensation designed to stimulate and reward significant accomplishments by means of profit sharing, remuneration based on shares, including the stock option plan and the share-based compensation  plan. Additionally, certain members of the Board of Directors also participate in a private pension fund to which the Company also makes partial contributions.

b) Board of Officers

Executive Officers have their compensation divided into fixed and variable components, provided that the base pay (the fixed component) is in line with market average, while the main focus is on the variable and long-term compensation, the latter reflected in profit sharing, stock options granted under the Company’s stock option plan and share-based compensation, potentially, in the case of executives identified to have high potential in the long term, the granting of Share Appreciation Rights.

Statutory Executive Officers are entitled to the benefits provided for in the benefits policy of the Company, pursuant to item 14.3 “b” of the Company’s Reference Form. Such benefits include medical, dental, educational and social assistance to executive officers and their dependents, free of costs or at a reduced cost. In addition, certain executive officers participate in a private pension plan to which the Company makes partial contributions.

c) Fiscal Council

The members of the Fiscal Council only receive a fixed compensation that corresponds, at least, to the legal minimum resolved by the Shareholders’ Meeting. The compensation paid to each member should not be lower than ten percent of the compensation assigned to each Executive Officer, considering the average amount received by the Executive Officers, excluding any benefits, representation allowances and profit sharing. The compensation of the alternate members equivalent to 50% of the compensation of the effective members. Additionally, the members of the Fiscal Council shall be mandatorily reimbursed for transportation and lodging expenses which may be necessary to perform their functions.

d) Committees

All members of the Compliance Committee and the members of the Operations, Finance and Compensation Committee that are part of the Board of Directors of the Company do not receive any specific compensation for their activities in those Committees. Members who do not meet this condition, receive annual fixed fees. Additionally, the members of the Committees shall be mandatorily reimbursed for transportation and lodging expenses which may be necessary to perform their functions.

regarding the 3 last fiscal years, what is the participation of each element in total compensation

2015	Board of Directors	Statutory Board of Officers
Fixed Compensation	34.42%	38.81%
Fees	28.68%	30.46%
Direct and indirect benefits	5.74%	6.19%
Charges	0.00%	2.16%
Variable compensation	0.00%	0.00%
Share-based compensation, including stock options	65.58%	61.19%

2015	Board of Directors	Statutory Board of Officers
Fixed Compensation	41.01%	19.44%
Fees	34.18%	15.56%
Direct and indirect benefits	6.84%	3.11%
Charges	0.00%	0.77%
Variable compensation	11.19%	24.04%
Share-based compensation, including stock options	47.79%	56.52%

2014 (*)	Board of Directors	Statutory Board of Officers
Fixed compensation	85.58%	72.67%
Fees	71.07%	59.11%
Direct and indirect benefits	14.51%	11.76%
Charges	0.00%	1.80%
Variable Compensation	14.42%	27.33%

(*) Expenses with the stock options plan were not considered for determination of total compensation, since the guidelines regarding inclusion of these expenses in total compensation were disclosed by CVM at the beginning of the current year.

The proportion of the elements of compensation of the Board of Directors and the Board of Officers described above tends to repeat, to a greater or lesser degree, in years when the Company meets the eligible targets for distribution of variable compensation.

Variable compensation is determined according to the performance verified in relation to pre-established targets. Consequently, in case the minimum targets established are not fulfilled, no variable compensation will be due.

The compensation of the members of the Fiscal Council is 100% fixed, of which 83.33% corresponds to fees and 16.67% corresponds to charges on remuneration (percentages applicable to the years 2016, 2015 and 2014).

methodology for calculation and restatement of each of the compensation elements

The overall compensation of the management, as approved by the Annual Shareholders’ Meeting, is restated annually based on a market research. It is therefore periodically reassessed to secure that the amounts paid are sufficient to meet the specific objectives in relation to the market.

The variable compensation, when paid in cash, is calculated as a multiple of fixed compensation, provided that the target conferred on the manager and the Company have been achieved.

Regarding the determination of the value of options granted under the Company’s stock option plan, please refer to items 13.4 and 13.8 below. For a description of the determination of the benefit resulting from Share Appreciation Rights, please refer to item 13.4 below. For a description related to the share-based compensation plan, please refer to item 13.4 below.

reasons behind the compensation elements

Compensation of the management is defined to encourage its members to meet short and long term results for the Company. On this regard, the Company secures a fixed compensation based on a market research, however, encouraging the achievement of expressive results to obtain a variable compensation above market average. Therefore, Company’s targets must be challenging but achievable.

The possibility of granting options encourages the blending of interests of the shareholders and the management over the long-term as a result of the investments in shares by its management, which shares shall be subject to restrictions on sale or delivery, contingent upon continued employment with the Company for a certain period of time. Also, additional options may be granted depending on the reinvestment level of the variable compensation, and for certain stock option programs in force, the exercise of stock options depends on meeting the Company’s performance targets (see item 13.4 below).

Finally, the Company has decided to adopt, for certain executives deemed strategic and with high performance potential, the granting of Share Appreciation Rights, enabling such participants to receive cash bonus based on the value of the shares of the Company. The granting of Share Appreciation Rights, however, is contingent upon the continued employment of executives with Company for a long or very long term, since the amounts have a lock-up period of 5 or 10 years, then encouraging the retaining of strategic talent and generating value for shareholders in the long term.

In relation to the Fiscal Council, the intention is to secure compensation compatible with the limits defined in applicable legislation, ensuring that its members are duly rewarded to perform their duties.

the existence of members who do not receive compensation and the reason for that

Three members of the Board of Directors do not receive compensation from the Company because they are also members of the Board of Directors of the Parent Company (AB Inbev), which bears payment of compensations to these employees.

c. key performance indicators taken into account for determining each compensation element:

The key performance indicators for the Company and its management are: EBITDA, cash flow, sales volumes, brand preference indexes, operating revenues and fixed expenses, in addition to other specific indicators for the various departments of the Company.

Regarding the options granted under the Company stock option plan (as described in item 13.4 below), the exercise of part of the options granted in some existing stock option programs is conditioned to quantitative targets established for the Company in relation to the return on capital invested compared to the weighted average cost of capital of the Company, considering long-term time horizon.

d. how is the compensation structured to reflect the progress of performance indicators:

The variable compensation (profit sharing) is defined according to the following basis: (i) below a certain level of target achievement, no variable compensation shall be due, on the other hand, outstanding accomplishments of targets must be compensated with profit sharing comparable to or even higher than top levels in the market; and (ii) variable compensation will only be granted if both the targets of the Company and those of the manager are achieved.

Part of the options granted, as described in item 13.4 below, may only be exercised if the return on capital invested of the Company exceeds its cost of capital by a margin specifically defined for each lot of stock options granted. In general, the target is assessed in relation to a period of three years as of the grant date. If the targeted return on capital is not met, the performance testing may be run again twice in relation to periods of four or five years, respectively, as of the date on which the options were granted.

For the purposes of the Stock Plan, the Restricted Shares shall be transfered by the Company to the respective participant in accordance with the lots and on the periods provided for in the relevant Stock Plan Program and/or agreement. The delivery of the Restricted Shares shall be performed to the participats free of any charges. The reference price per Restricted Share for the purposes of the Stock Plan shall correspond to the quotation of the Company's shares on BM&FBovespa in the trading session immediately prior to the date of the actual transfer of the Restricted Shares to the participant.

For high potential executives, the Company also adopts a variable pay practice defined as Share Appreciation Rights. According to such practice, the executives receive, after vesting periods varying between five and ten years, a value per share corresponding to the full closing price of preferred shares or ADRs issued by the Company at BM&FBovespa or NYSE, as applicable, on the trading session immediately before the respective vesting periods.

e. how the compensation policy or practice is aligned with short, medium and long-term interests of the Company:

The fixed compensation is a compensation based on a market research, but as the cycle is the segment of medium and long term, it is understood that granting of a substantial portion of compensation must be referring to those periods.

The medium-term income is aligned with the compensation policy of the Company as to the payment of the annual bonus. In this case, the income of the Company and the results of its management during the year will affect the amount to be assigned as variable pay.

Additionally, the Company’s stock option plan requires a commitment of funds over the long-term, by virtue of the restriction period on sale applicable to the corresponding shares or the delivery of shares being contingent upon the executive continued employment with the Company.

The share-based compensation plan reinforces the need for a long-term commitment, once the delivery of the Company’s shares is contingent upon the executive continued employment with the Company and the lapse of a vesting period.

Share Appreciation Rights occasionally granted to elected high potential executives by the Company, align the long-term and very long-term interests by means of the possibility of receiving cash payment resulting from such Share Appreciation Rights benefits, structured to encourage the retaining of talent and appreciation of shares of the Company in accordance with the corresponding grace periods of five or ten years.

As such, it is understood that the compensation policy is totally in accordance with the monitoring of the Company’s performance and, therefore, reaffirms the sharing of the risk and profits among the Company’s managers.

f. existence of compensation borne by direct or indirect subsidiaries or controlling companies:

On November 25, 2008, some Company managers received stock options of shares issued by Anheuser-Busch InBev N.V./S.A. (“ABI”), the controlling shareholder of the Company, totaling approximately five million options, with approximately one million options for members of the Board of Officers, at the time, and approximately 4 million for members of the Board of Directors. Each of such options entitles the acquisition of one common share issued by ABI. One half of those options became exercisable on January 1st, 2014 and the other half shall become on January 1st, 2019. In both cases the options may be exercised within five years at an exercise price of €10.32, corresponding to the market price of the shares of ABI on the date the options were granted. Moreover, the exercise of such options also depended on ABI’s net debt to EBITDA ratio to fall below 2.5 before December 31, 2013, which has been achieved. In 2016, there was a grant of restricted shares issued by ABI, in accordance with the applicable lock-up terms, in a total amount of approximately one hundred and seven thousand restricted shares, of which approximately two thousand and five hundred for members of the Board of Executive Officers and one hundred and four thousand restricted shares to the members of the Board of Directors.

g. existence of any compensation or benefit connected to the occurrence of a certain corporate event, such as the sale of corporate control of the Company:

Not applicable once there is no compensation or benefit connected to the occurrence of any corporate event.

13.2. Regarding the compensation of the Board of Directors, Statutory Board of Officer and Fiscal Council recognized in the income statement for the three previous fiscal years and forecasts for current year

Forecast for 2017	Board of Directors	Executive Officers	Fiscal Council	Total
No of Members	13.00	11.00	6.00	29.00
No. of members receiving compensation	9.00	11.00	6.00	26.00
Annual Fixed Compensation
Salary/fees	5,696,981.00	13,692,112.00	1,658,471.00	21,047,564.00
Direct and indirect benefits	-	970,585.00	-	970,585.00
Compensation for sitting on Committees	-	-	-	-
Other	1,139,396.00	2,738,422.00	331,694.00	4,209,512.00
Description of other fixed compensation	INSS	INSS	INSS	INSS
Variable Compensation
Bonus	-	-	-	-
Profit sharing	3,923,454.15	24,274,404.85	-	28,197,859.00
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation	-	-	-	-
Post-Employment Benefits	-	-	-	-
Termination Benefits	-	-	-	-
Share-based compensation, including stock options*	10,024,693.93	23,351,419.84	-	33,376,113.76
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.
Total compensation	20,784,525.08	65,026,943.69	1,990,165.00	87,801,633.76

2016	Board of Directors	Executive Officers	Fiscal Council	Total
No of Members	12.00	11.00	6.00	29.00
No. of members receiving compensation	9.00	11.00	6.00	26.00
Annual Fixed Compensation
Salary/fees	5,086,590.00	12,225,100.00	1,480,778.00	18,792,468.00
Direct and indirect benefits	-	866,594.00	-	866,594.00
Compensation for sitting on Committees	-	-	-	-
Other	1,017,318.00	2,483,074.00	296,156.00	3,796,548.00
Description of other fixed compensation	INSS	INSS	INSS	INSS
Variable Compensation
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation	-	-	-	-
Post-Employment Benefits	-	-	-	-
Termination Benefits	-	-	-	-
Share-based compensation. including stock options	11,631,786.00	24,554,818.85	-	36,186,604.85
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.
Total compensation	17,735,694.00	40,129,586.85	1,776,934.00	59,642,214.85

2015	Board of Directors	Executive Officers	Fiscal Council	Total
No of Members	12.00	10.25	5.67	27.92
No. of members receiving compensation	9.00	10.25	5.67	24.92
Annual Fixed Compensation
Salary/fees	4,669,682.00	8,933,817.00	1,395,475.00	14,998,974.00
Direct and indirect benefits	-	440,023.00	-	440,023.00
Compensation for sitting on Committees				-
Other	933,936.00	1,786,763.00	279,095.00	2,999,794.00
Description of other fixed compensation	INSS	INSS	INSS	INSS
Variable Compensation
Bonus	-	-	-	-
Profit sharing	1,529,566.00	13,803,619.35	-	15,333,185.35
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation
Post-Employment Benefits	-	-	-	-
Termination Benefits	-	-	-	-
Share-based compensation. including stock options	6,530,174.00	32,445,718.00	-	38,975,892.00
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.
Total compensation	13,663,358.00	57,409,940.35	1,674,570.00	72,747,868.35

2014	Board of Directors	Executive Officers	Fiscal Council	Total
No of Members	12.00	10.00	6.00	28.00
No. of members receiving compensation	9.00	10.00	6.00	25.00
Annual Fixed Compensation
Salary/fees	4,341,214.00	9,495,230.00	1,281,682.00	15,118,126.00
Direct and indirect benefits	-	289,538.00	-	289,538.00
Compensation for sitting on Committees	-	-	-	-
Other	885,995.00	1,888,482.00	256,336.00	3,030,813.00
Description of other fixed compensation	INSS	INSS	INSS	-
Variable Compensation
Bonus	-	-	-	-
Profit sharing	880,992.00	4,390,571.00	-	5,271,563.00
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation	-	-	-	-
Post-Employment Benefits	-	-	-	-
Termination Benefits	-	-	-	-
Share-based compensation	5,686,407.00	33,616,733.00	-	39,303,140.00
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.
Total compensation	11,794,608.00	49,680,554.00	1,538,018.00	63,013,180.00

13.3. Regarding the variable compensation of the Board of Directors, the Statutory Board of Officer and the Fiscal Council for the three previous fiscal years and the forecasts for current fiscal year:

Variable compensation forecast for 2016

Body	Board of Directors	Statutory Board of Officer	Fiscal Council	Total
No. of members	12.00	10.25	5.67	27.92
No. of members receiving compensation	1.00	10.25	0.00	11.25
Bonus
Minimum amount according to compensation plan	-	-	-	0
Maximum amount according to compensation plan	-	-	-	0
Amount provided for in compensation plan in case the targets are met	-	-	-	0
Profit sharing
Minimum amount according to compensation plan	177,490	1,240,922	-	1,418,412
Maximum amount according to compensation plan	3,736,623	26,124,683	-	29,861,306
Amount provided for in compensation plan in case the targets are met	2,335,389	15,640,958	-	17,976,347

Variable compensation for the fiscal year ended on 12/31/2015

Body	Board of Directors	Statutory Board of Officer	Fiscal Council	Total
No. of members	12.00	10.25	5.67	27.92
No. of members receiving compensation	1.00	10.25	0.00	11.25
Bonus
Minimum amount according to compensation plan	-	-	-	0
Maximum amount according to compensation plan	-	-	-	0
Amount provided for in compensation plan in case the targets are met	-	-	-	0
Profit sharing
Minimum amount according to compensation plan	167,207	910,379	-	1,077,586
Maximum amount according to compensation plan	3,520,145	19,165,875	-	22,686,020
Amount provided for in compensation plan in case the targets are met	2,200,090	11,978,672	-	14,178,762
Amount effectively recognized in the income statement for the fiscal year	1,529,566	13,803,619	-	15,333,185

Variable compensation for the fiscal year ended on 12/31/2014

Body	Board of Directors	Statutory Board of Officer	Fiscal Council	Total
No. of members	12.00	10.00	6.00	28.00
No. of members receiving compensation	1.00	10.00	0.00	11.00
Bonus
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
Profit sharing
Minimum amount according to compensation plan	861,025	5,335,001	-	6,196,026
Maximum amount according to compensation plan	3,559,794	15,002,331	-	18,562,125
Amount provided for in compensation plan in case the targets are met	2,224,871	11,813,807	-	14,038,678
Amount effectively recognized in the income statement for the fiscal year	880,992	4,390,571		5,271,563

Variable compensation for the fiscal year ended on 12/31/2013

Body	Board of Directors	Statutory Board of Officer	Fiscal Council	Total
No. of members	10.00	11.00	6.00	27.00
No. of members receiving compensation	1.00	11.00	0.00	12.00
Bonus
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
Amount effectively recognized in the income statement for the fiscal year	-	-	-	-
Profit sharing
Minimum amount according to compensation plan	767,376	4,793,666	-	5,561,042
Maximum amount according to compensation plan	3,197,399	13,315,739	-	16,513,138
Amount provided for in compensation plan in case the targets are met	1,998,374	11,299,367		13,297,741
Amount effectively recognized in the income statement for the fiscal year	2,374,350	9,816,916	-	12,191,266

Variable compensation provided for the fiscal year 2017

Body	Board of Directors	Statutory Board of Officer	Fiscal Council	Total
No. of members	13.00	11.00	6.00	29.00
No. of members receiving compensation	1.00	11.00	0.00	26.00
Bonus
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
Profit sharing
Minimum amount according to compensation plan	186,364	1,153,034	-	1,339,398
Maximum amount according to compensation plan	3,923,454	24,274,405	-	28,197,859
Amount provided for in compensation plan in case the targets are met	969,878	6,000,633	-	6,970,511

Variable compensation for the fiscal year ended on 12/31/2016

Body	Board of Directors	Statutory Board of Officer	Fiscal Council	Total
No. of members	12.00	11.00	6.00	29.00
No. of members receiving compensation	1.00	11.00	0.00	26.00
Bonus
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
Profit sharing
Minimum amount according to compensation plan	177,490	1,240,922	-	1,418,412
Maximum amount according to compensation plan	3,736,623	26,124,683	-	29,861,306
Amount provided for in compensation plan in case the targets are met	2,335,389	15,640,958	-	17,976,347
Amount effectively recognized in the income statement for the fiscal year	-	-	-	-

Variable compensation for the fiscal year ended on 12/31/2015

Body	Board of Directors	Statutory Board of Officer	Fiscal Council	Total
No. of members	12.00	10.25	5.67	27.92
No. of members receiving compensation	1.00	10.25	0.00	11.25
Bonus
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
Profit sharing
Minimum amount according to compensation plan	167,207	910,379	-	1,077,586
Maximum amount according to compensation plan	3,520,145	19,165,875	-	22,686,020
Amount provided for in compensation plan in case the targets are met	2,200,090	11,978,672	-	14,178,762
Amount effectively recognized in the income statement for the fiscal year	1,529,566	13,803,619	-	15,333,185

Variable compensation for the fiscal year ended on 12/31/2014

Body	Board of Directors	Statutory Board of Officer	Fiscal Council	Total
No. of members	12.00	10.00	6.00	28.00
No. of members receiving compensation	1.00	10.00	0.00	11.00
Bonus
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
Profit sharing
Minimum amount according to compensation plan	861,025	5,335,001	-	6,196,026
Maximum amount according to compensation plan	3,559,794	15,002,331	-	18,562,125
Amount provided for in compensation plan in case the targets are met	2,224,871	11,813,807	-	14,038,678
Amount effectively recognized in the income statement for the fiscal year	880,992	4,390,571	-	5,271,563

(1)          As shown in the table of item 13.2 above, the Company only pays profit sharing. Therefore, bonus payment does not apply for the purposes of this item 13.3.

13.4. Regarding the share-based compensation plan applicable to the Board of Directors and Statutory Board of Officer in force for the last fiscal year and forecasted for current fiscal year

a. general terms and conditions:

Under the Company Stock Option Plan (the “Option Plan”), senior employees and management of the Company or its direct or indirect subsidiaries (the “Beneficiaries”) are eligible to receive stock options of the Company. They may also be granted American Depositary Receipts (“ADRs”). Currently, approximately 600 people (including managers and employees) hold stock options for shares of the Company, taking all the together.

The Option Plan was approved by the Extraordinary Shareholders’ Meeting of the Company held on July 30, 2013. The Plan provides for the general conditions applicable to the granting of options, the criteria to determine the acquisition price, the terms and conditions applicable to such options, restrictions on the transfer of shares acquired under the Option Plan, as well as several duties of the Board of Directors in the capacity of administrator of the Option Plan. The Board of Directors may delegate their duties to a specific Committee.

Under the Option Plan, the Board of Directors has powers to manage the Option Plan in compliance with its general conditions. The Board of Directors grants options establishing the terms and conditions applicable to each grant through stock option programs (the “Programs”), which define the Beneficiaries, the number and type of shares of the Company subject to such grant, the exercise price, the exercise periods and the maximum term for exercising the options, rules regarding the transfer of options and potential restrictions applicable to the underlying shares, conditions to the delivery of shares acquired, rules applicable in case of termination of employment, as well as provisions regarding applicable penalties. It may also provide for targets related to the performance of the Company, and the Board of Directors may also define specific rules applicable to Beneficiaries of the Company who have been transferred to other countries, including to the Company’s controlling shareholder or its subsidiaries.

On July 31, 2013, the Board of Directors approved the migration program (“Migration Program”), with the purpose of receiving the options granted but not exercised by the Beneficiaries in the context of the Stock Option Plan of Companhia de Bebidas das Américas – Ambev, which shares were incorporated by the Company on July 30, 2013. The Extraordinary Shareholders’ Meetings of Companhia de Bebidas das Américas – Ambev and of the Company, held on January 2, 2014, approved the merger of Ambev into the Company.

The Migration Program has a total volume of 1% of Company´s capital stock as of the approval date of such Migration Program, and its specific conditions are the same of the stock programs approved by Companhia de Bebidas das Américas – Ambev and that were effective as of the date of its shares incorporation by the Company (“Received Programs”). The rules of Received Programs remain entirely in effect to the extent that they are applicable to the options granted in the context of the Migration Program, subject to the required adjustments arising from the incorporation of shares abovementioned and from the terms and conditions defined in the Plan. The individual conditions and quantity of options granted to each Beneficiary are described in the adhesion term signed by each Beneficiary.

It was also received by the Company the granting of additional stock options approved by the Board of Directors of Companhia de Bebidas das Américas – Ambev on December 21, 2010, to some executives who are transferred to the United States of America, provided that they waive their right to a discount on the exercise price of options for the amounts of dividends and interest on own capital assigned to them until the date of the new grant and which would be assigned to them until the exercise date, provided that each new option shall comply with the approved terms of the respective Program (“Dividend Waiver”).

Additionally, the Company also received the long-term wealth incentive, approved by the Board of Directors of Companhia de Bebidas das Américas – Ambev on August 26, 2011, granted to some executives identified as high potential, denominated Share Appreciation Rights. Such incentive is beyond the scope of the Plan, since it does not involve settlement by the granting or acquisition of shares. Under the Share Appreciation Rights program, each beneficiary will receive two separate lots of Share Appreciation Rights – Lots A and B – subject to lock-up periods of five and ten years, respectively as of the date of their granting. Once such five or ten-year term has elapsed, as applicable, the beneficiary who remained at the Company or in any company of its group will receive in funds immediately available the amount in Brazilian Reais corresponding to the closing price of preferred shares or ADRs of the Company at BM&FBovespa or NYSE, respectively, at the trading session immediately before such deadlines, and each Share Appreciation Right will correspond to one preferred share or ADR, as applicable. The Share Appreciation Rights granted will not ascribe to their Beneficiary the condition of shareholder of the Company. Such beneficiaries will not be entitled to any right or prerogative as a result of such condition, and particularly, any right to receive dividends and other rights provided for by Law No. 6,404/76, as amended, as well as in the By-Laws of the Company. The benefits ascribed to the granting of Share Appreciation Rights shall be classified as variable compensation. For a better understanding, the material information regarding this compensation element is further described in this item 13.4 and its applicable sub-items.

In addition, the Company implemented a Share-Based Payment Plan (“Stock Plan” and, together with the Option Plan, “Plans”), approved by the annual and extraordinary shareholders’ meeting held on April 29, 2016, under which certain employees and members of the management of the Company or its subsidiaries, direct or indirect, are eligible to receive shares of the Company including in the form of ADRs. The shares that are subject to the Stock Plan are designated as “Restricted Shares”.

Under the Stock Plan, the Board of Directors has broad powers of organization and management of the Stock Plan, in accordance with its general terms and conditions. The Board of Directors may appoint a committee to assist its members in the management of the Stock Plan. The Board of Directors or committee, based in the Company’s compensation policy, establishes the terms and conditions applicable to each Share-Based Payment Program (“Stock Plan Programs”), which set forth the participants, relevant amount of Restricted Shares subject to the Stock Plan Program, conditions and transfer procedures of the Restricted Shares, acquisition periods for transfer of the Restricted Shares, applicable rules in case of termination and any applicable penalties. In addition, targets related to the Company’s performance may be established.

Under the Stock Plan, the beneficiaries may receive up to 0.3% of shares corresponding to the Company’s capital stock. The delivery of the Restricted Shares is exempt from financial consideration and the reference price for Restricted Shares, for the purposes of the Stock Plan, shall correspond to the price of the Company’s shares on BM&FBOVESPA, in trading session immediately prior to the granting of Restricted Shares. Up to the date of submission of this Reference Form, no member of the management or Fiscal Council has been a beneficiary of Restricted Shares under the Stock Plan.

b. main purposes of the Plan:

The main purposes of the Option Plan are: (a) to encourage the expansion, the success and the achievement of Company’s corporate purposes and the interests of its shareholders, allowing executives and senior employees to acquire shares of the Company, in the terms of the Option Plan, encouraging this way their integration with the Company; and (b) enabling the Company to obtain and maintain, effectively, the services of its executives and senior employees by offering them the possibility of becoming shareholders of the Company, in the terms of the Option Plan.

The purposes of the Share Appreciation Right program are the same, except for the fact that such rights are not part of the Option Plan and that there is no physical delivery of shares. The program also seeks to promote the expansion of the business of the Company and a lining up of interests to generate value in the long and very long term, as well as encouraging talent retention.

The purpose of the Stock Plan is to enable the managers or employees of the Company or other companies under its direct or indirect control, subject to certain conditions, to receive payments on shares issued by the Company, with a view to: (i) to encourage the expansion, the success and the achievement of Company’s corporate purposes and the interests of its shareholders, thus encouraging the integration of such executives and employees to the Company; and (ii) enabling the Company to obtain and maintain, effectively, the services of its executives and senior employees.

c. how does the Plan contribute to these objectives:

The possibility of acquiring or receiving shares issued by the Company under advantageous conditions  provided for in the Plans allows the introduction of considerable incentives for the employees and management of the Company to commit to create value over the long term.

In the case of the Option Plan, Beneficiaries are invited to commit their own funds purchasing stocks and then seek for their appreciation in the future once, in some cases, restricted sale periods or, in others, delivery of stocks purchased through the exercise of call options is contingent upon continued employment with the Company. Therefore, this Plan also strives to ensure that the Company retains its executive and senior employees.

In case of Share Appreciation Rights and in case of Stock Plan, the beneficiaries and participants, as the case may be, are also encouraged to seek for the future appreciation of stocks, maximizing the amount of the benefit they may receive. Moreover, the program of Share Appreciation Rights and the Stock Plan were structured primarily taking into account the retention of talent deemed strategic and of high potential to the Company. Therefore, the programs provide for long terms in order to receive the potential benefit, totally contingent upon continued employment of the beneficiary with the Company or companies of the group.

d. how does the Plan fit into the Company compensation policy

The Plans are part of the variable compensation mechanism of the Company, in this case strongly designed to encourage the direct commitment of the respective beneficiaries with the performance of the Company in the long term.

As described below, the Option Plan contains elements that encourage the commitment of Beneficiaries by giving them the option to allocate their own funds to purchase shares, allowing attractive earnings with the appreciation of the shares of the Company, in addition to ensuring shareholder payback in the long term.

The Share Appreciation Rights program and the Stock Plan incentive continued employment of executives that the Company may deem highly strategic to its business and activities, so that they may receive an attractive variable compensation additional in the long or very long term.

e. how does the Plan aligns the interests of the management with those of the Company in the short, medium and long term

The options granted under the Option Plan provide for mechanisms that enable lining up the interests of the management in different time horizons, despite of the fact that the primary purposes of the Option Plan are related to lining up interests in the long term.

In the short term, the managers participating in the Option Plan are encouraged to contribute to high earnings of the Company, as they will also have the right to receive dividends as shareholders.

Regarding the medium and long term, the models used by the Company to grant stock options allow the allocation of a percentage of the Beneficiary’s share in profits to the immediate exercise of the options which will give right to shares that will be subject to restrictions on transfer or delivery contingent upon continued employment of the Beneficiary with the Company. For this reason, Beneficiaries are expected to have their interests aligned with expectations of appreciation of the shares of the Company in the medium and long term, once the relevant shares will be subject to a lock-up period during which they cannot be transferred (please refer to item “l” below), or a vesting period during which such shares will remain unavailable (because they were not delivered).

Furthermore, there are options that may only be exercised after a vesting period of five years. Therefore, granting those options serves as a powerful incentive to align the interests of employees with those of the management of the Company in the long term, due to the possibility of considerable gains in the event of appreciation of the stocks of the Company.

In the case of the Share Appreciation Rights program, grants are essentially designed to align interests in the long and very long term. Any amounts received under such program may only be paid after the applicable lock-up period of 5 or 10 years, then encouraging a sustainable value generation over the time, and primarily encouraging continued employment of executives deemed strategic or of high potential in relation to the Company’s long-term targets.

f. maximum number of shares covered

On December 31, 2016, the maximum number of shares covered by options not yet exercised totaled 22,098,601 common shares issued by the Company, already including the effects of the dilution resulting from the exercise of all options under all outstanding Option Plan Programs.

g. maximum number of options to be granted

Under each Option Plan Program, the following numbers of options have been granted to the members of the Board of Directors and Board of Officers:

2016

Plan	Number of options
2006 Program:	-
2007 Program:	452,775
2008 Program:	1,362,800
2009 Program:	318,375
2009.2 Program:	2,895,675
2010 Program:	999,975
2010.2 Program:	58,050
2010.3 Program:	1,782,275
2011 Program:	2,577,460
2012 Program:	1,745,870
2013 Program:	1,503,135
2014 Program:	2,016,595
2015 Program:	1,714,210
2016 Program:	1,872,136
Dividend waiver:	2,799,270

(1) According to the accounting method of predecessor cost adopted by the Company, data related to periods before 2014 related to Companhia de Bebidas das Américas – Ambev historical information.

(2) When necessary, the number of granted options was adjusted to reflect stock splits during the period.

h. conditions to acquire shares

(i) Programs from 2006 to 2010

The conditions applicable to the Received Programs denominated by Companhia de Bebidas das Américas – Ambev as 2006, 2007, 2008, 2009, 2009.2 and 2010 Programs provide for a split of the granted options among Lot A, Lot B and Lot C. Lot A corresponds to the number of options equal to the net value of 50% of the profit sharing received by the Beneficiary, divided by Lot A exercise price. Lot B, in turn, may only be exercised jointly with Lot A, provided that the Beneficiary may elect not to exercise it or to exercise Lot B1 (corresponding to the remaining 50% of its profit sharing) or Lot B2 (corresponding to 25% of its share in the profits).

Lot C, also referred to as supplementary option, has its exercise necessarily conditioned to the exercise of Lots A and B, so that the decision to exercise Lot B1 will give the right to exercise Lot C1, while the decision to exercise Lot B2 will give the right to exercise Lot C2. Lot C1 consists of a number of options corresponding to 50% of the Beneficiary share in profits (calculated at gross value, this is to say before taxes), divided by the market value in the respective Programs, and multiplied by 4.6. Lot C2, in turn, consists of options corresponding to 25% of the Beneficiary share in profits (calculated at the gross value, this is to say before taxes), divided by the market value and multiplied by 2.3.

The supplementary option (Lot C) may only be exercised (i) if in compliance with a vesting period of five years as of the date of the relevant agreement entered into with the Beneficiary; and (ii) if specific quantitative targets of return on equity regarding the Company are met, so that the return on equity exceeds the Company’s cost of capital by the margin defined in each Program. Meeting this target must be initially ascertained in relation to a period of three years as of the date of the relevant Program. If such target is not met, the performance testing may be conducted two more times regarding the periods of four and five years as of the Program date.

(ii) Programs beginning in 2010

Under the Received Programs denominated by Companhia de Bebidas das Américas – Ambev as 2010.2, 2010.3, 2011.1, 2011.2, 2012.1, 2012.2, 2012.3 and 2013.1 Programs, as well as Company’s 2013.2, 2013.3, 2014.1, 2014.2, 2014.3, 2015.1, 2015.2, 2015.3, 2016.1, 2016.2 and 2016.3 Programs, all under the Option Plan, one or two types of grant may be awarded, as follows: (i) under grant 1, the exercise price of the options must be paid on demand, although the delivery of a substantial part of the shares acquired is contingent upon continued employment with the Company for a term of five  years as of the exercise date; and (ii) under grant 2, a Beneficiary may only exercise his/her options after a vesting period of five years, upon payment of exercise price on demand, in consideration for the delivery of shares. Under this new model the exercise of options is not conditioned to meeting the Company’s performance targets.

Share Appreciation Rights

The Share Appreciation Rights program does not involve exactly the acquisition of shares. The cash payment by the Company to the beneficiary of the amounts determined based on market prices of shares or ADRs issued by the Company is subject to continued employment with the Company for a term of five years for Lot A and ten years for Lot B, and it is not contingent upon the Company meeting performance targets.

i. criteria to set the acquisition or exercise price

As described above, Company kept the terms and conditions of the Received Programs. Therefore, below are the criteria to fix the acquisition or exercise price issued by the Company.

(i) Programs from 2006 to 2010

The Lot A and Lot C options must be acquired for the price corresponding to the average value of closing prices for shares of the same type traded at BM&FBOVESPA over a 30-days window prior to grant date (“Market Value”), or, in specific cases, e.g. for employees of subsidiaries with head offices abroad, the average closing price of ADRs traded at the New York Stock Exchange – NYSE (“NYSE”) over the same period, or as specifically provided by the Program. The exercise price of Lot B options shall be equal to that of Lots A and C options, applying a ten percent (10%) discount.

For the supplementary option (Lot C), the amounts corresponding to the dividends and interest on own capital effectively paid out by the Company on the underlying shares in the period between grant date and exercise date is deducted from the exercise price, except in some specific cases.

(ii) Programs beginning in 2010

Pursuant to the new model (2010.2, 2010.3, 2011.1, 2011.2, 2012.1, 2012.2, 2012.3, 2013.1, 2013.2, 2013.3, 2014.1, 2014.2, 2014.3, 2015.1, 2015.2, 2015.3, 2016.1, 2016.2 and 2016.3 Programs), under terms of the Option Plan, the exercise price of grant 1 options corresponds to the closing price of similar stocks traded at BM&FBOVESPA on the day immediately before grant date. In some specific cases, e.g. for employees of certain subsidiaries, the exercise price is the closing price of ADR traded at the NYSE over the same period, and, subject to certain conditions established in each Program, a discount shall be applied. The exercise price of grant 2 options corresponds to the closing price of stocks of the same type on the trading session of BM&FBOVESPA immediately before the grant date, or, in case of Beneficiaries residing abroad, the closing price of ADRs traded at NYSE on the same date.

Share Appreciation Rights

This Share Appreciation Rights stock program does not involve the acquisition of shares, but rather the payment of a cash amount by the Company to the Beneficiary. Such amount in Reais is determined at the end of the lock-up period applicable to each Lot, based on the closing price of preferred shares or ADRs issued by the Company on the trading session of BM&FBOVESPA or NYSE, as applicable, immediately before the date of payment. Each Share Appreciation Right shall correspond to one preferred share or ADR, as applicable.

j. criteria to set the final term for exercise

As described above, Company kept the terms and conditions of the Received Programs. Therefore, below are the criteria to fix the exercise term of the options issued by the Company.

(i)                 Programs from 2006 to 2010

(ii)

Under the 2006, 2007, 2008, 2009, 2009.2 and 2010 Programs, Lot A and Lot B must be exercised immediately, concomitantly with the execution of the option grant agreement by the Beneficiary, then obtaining the immediate commitment of Beneficiaries, provided that potential gains will only be obtained in the long term, according to the purposes of the Plan. Lot C, in turn, is subject to a vesting period of five (5) years as of the date of execution of the option grant agreement. This term is necessary to meet the return targets, resulting in a long-term commitment by the Beneficiary.

Once such vesting period has elapsed, the Lot C options may be exercised within an extinctive term of five (5) years, then securing to Beneficiaries a longer window to elect the best time to commit a new portion of its funds to the exercise of options.

(ii) Programs beginning in 2010

Under the 2010.2, 2010.3, 2011.1, 2011.2, 2012.1, 2012.2, 2012.3, 2013.1, 2013.2, 2013.3, 2014.1, 2014.2, 2014.3, 2015.1, 2015.2, 2015.3, 2016.1, 2016.2 and 2016.3 Programs, under terms of the Option Plan, grant 1 lots may only be exercised in full immediately upon the execution of the option grant agreement by the Beneficiary. Grant 2 lots, in turn, provide for a vesting period of five years for the options to be exercised.

Share Appreciation Rights

Lot A provides for a term of five years to receive the relevant amounts, while in the case of Lot B, such term is of ten years. The main purpose of grace periods is to retain executives deemed of high potential and strategic for the business and activities of the Company, encouraging their continued employment with the Company in view of the possibility of receiving, in the long term, potentially attractive amounts linked to the value of shares issued by the Company.

k. form of settlement

For the purposes of the Option Plan, the Company intends to use treasury stocks to satisfy the exercise of options, and may, when applicable, use ADRs backed by shares issued by the Company. The Company may also issue new shares, upon an increase in capital stock, upon a resolution of the Board of Directors within the limits of authorized capital.

The rule is that the exercise price must be paid on demand upon subscription or purchase of the corresponding shares. Regarding Lot C options, they may be paid within five days as of their exercise date.

The Share Appreciation Rights do neither involve the effective delivery of shares, nor the payment of any amount by the beneficiary. They are settled upon the payment of the cash benefit by the Company directly to the beneficiary, immediately after the end of the relevant grace period.

For the purposes of the Stock Plan, the Restricted Shares shall be transferred by the Company to the respective participant according to the lots and in the periods fixed in the respective Stock Plan Program and/or agreement. The delivery of the Restricted Shares shall be carried out with no charge to the participants. The reference price for Restricted Shares, for the purposes of the Stock Plan, shall correspond to the quotation of the Company’s shares on BM&FBOVESPA S.A. and in the trading session immediately prior to the date of the actual transfer of the Restricted Shares to the Participant.

l. restrictions to the transfer of shares

As described above, Company kept the terms and conditions of the Received Programs. Therefore, below are the criteria to fix the restrictions to the transfer of shares.

(i) Programs from 2006 to 2010

In relation to the 2006, 2007, 2008, 2009, 2009.2 and 2010 Programs, the shares resulting from the exercise of Lot A options are subject to a lock-up period of three years; while the shares resulting from the exercise of Lot B options, are subject to a lock-up period of five years, both of them as of the date of acquisition or subscription of the corresponding shares. Lot C options may only be exercised after a vesting period of five (5) years, but the shares resulting from their exercise are not subject to any lock-up period, they may be freely transferred at any time.

(ii) Programs beginning in 2010

Under the 2010.2, 2010.3, 2011.1, 2011.2, 2012.1, 2012.2, 2012.3, 2013.1, 2013.2, 2013.3, 2014.1, 2014.2, 2014.3, 2015.1, 2015.2, 2015.3, 2016.1, 2016.2 and 2016.3 Programs, under terms of the Option Plan, the shares resulting from the exercise of grant 1 options are subject to a lock-up period of five years as of the exercise date, while the shares resulting from the exercise of grant 2 options are free and clear and may be transferred at any time.

Share Appreciation Rights

The grant of the Share Appreciation Rights by the Company  does neither involve the physical delivery of shares, nor the acquisition of a shareholder condition by their beneficiaries. Therefore, there is nothing to say about any restriction to the transfer of shares. Please note, however, that the receipt of the amounts under the share appreciation rights program is subject to the grace periods described in sub-item “h” above.

m. criteria and event that, once verified, will result in the suspension, amendment or termination of the Plan

The Option Plan may be amended or terminated by the Board of Directors. Regardless of the authority of the Board of Directors, no decision may change the rights and obligations of the Company or Beneficiaries in force.

In addition, in case of dissolution, transformation, merger, consolidation, spin-off or reorganization of the Company, the existing options will be subject to the rules established by the Board of Directors on this matter.

n. effects of withdrawal of a manager from the bodies of the Company on the rights provided under share-based compensation plan

(i) Programs from 2006 to 2010

In case of withdrawal or resignation of a manager of the Company, the shares resulting from the exercise of Lot A and Lot B options shall remain the property of their Beneficiary, and they shall be released from the applicable lock-up periods as described in item 13.4.1 above. In this case, the relevant manager is required to return to the Company an amount corresponding to the 10% discount granted in the exercise of Lot B options.

In other cases such as retirement or permanent disability, the shares shall also remain with the manager and shall be released from the applicable lock-up periods. In these cases, the Beneficiary will only be required to return the 10% discount granted in relation to the exercise of Lot B options if he/she leaves the Company within 24 months as of the commencement of the relevant employment contract.

In case of (i) voluntary leave or resignation, or (ii) dismissal or discharge for case, Lot C option not yet exercised may be exercised within a term of ninety (90) days, while options whose vesting period has not yet elapsed will be terminated.

Should the Beneficiary leave the Company for any other reason, or should the Beneficiary retire at less than 60 (sixty) years of age, Lot C option granted less than 24 months before will lapse, while the Lot C options granted more than 24 months before may be exercised within a period of one hundred and eighty (180) days after the applicable vesting period has elapsed. However, in this case, the Beneficiary must execute a non-compete agreement with a minimum term of two years and must also comply with the lock-up periods and performance targets applicable under the corresponding Program. Also, the number of options open for exercise will be proportional to the period the Beneficiary’s employment contract or term of office remained in force after the options grant.

In case the Beneficiary retires at more than 60 years of age or is subject to permanent disability, he/she will have the right to exercise all the options not yet exercised, provided that he/she also executes the above-mentioned non-compete agreement and complies with the lock-up periods and performance targets applicable under the corresponding Program.

In case of death a Beneficiary, his/her successors shall have the right to immediately exercise, in accordance with the terms of the relevant Program, the options not yet exercised, on a pro rata basis to the term during which the employment contract or term of office of the Beneficiary remained in force after the date the options were granted. In this case, compliance with the performance targets under the Program will be waived, and no lock-up period shall apply.

(ii) Programs beginning in 2010

Under the 2010.2 Program, in the case of grant 1 options, except as provided below, upon termination of an employment contract for any reason whatsoever during the applicable vesting period, the relevant Beneficiary will lose the right to receive any shares not yet received and will be required to return to the Company the amount corresponding to the 10% discount in the exercise price.

In case the Beneficiary retires at more than 60 years of age, he/she will have the right to receive the corresponding shares, complying with the vesting period established in the Program and provided that he/she executes a non-compete agreement for a minimum term of two years and complies with the applicable lock-up periods. In the event of termination of the employment contract or term of office by virtue of dismissal for any reason other than for cause or retirement of a Beneficiary under the age of 60 years after 24 months as of the date the options were granted: (i) provided that he/she executes the non-compete agreement mentioned above, the Beneficiary will be entitled to receive, always on a pro rata basis to the number of months during which he/she has performed his/her functions, as of the grant date, any options granted, as well as the shares ascribed to him/her until the date of termination of his/her employment or tenure; (ii) must return to the Company, on a pro rata basis, the amount corresponding to the 10% discount on the exercise price; and (iii) comply with any applicable lock-up period. In case of his/her death or permanent disability, the Beneficiary (or his/her heirs or successors) shall be entitled to immediately receive the shares resulting from the options granted, as well as the shares already assigned in the period.

In the case of grant 2 options under the 2010.2 Program, in the event of (i) termination of the employment contract for cause or a similar reason, resignation or renouncement, a Beneficiary will lose his/her right to exercise any options not yet qualified to be exercised, and options qualified to be exercised may be exercised within 90 days as of the severance date of termination, after which term they will be canceled; (ii) termination of the employment without cause, the options that are not qualified to be exercised will lapse and those qualified to be exercised may be exercised within a term of 180 days as of the severance date, after which they will be cancelled; (iii) retirement before 60 years of age, the options not qualified to be exercised will lapse and those qualified to be exercised may be so until March 30, 2020; (iv) retirement after the age of 60, the Beneficiary may exercise any options not yet qualified to be exercised under the Program, provided that he/she executes a non-compete agreement with a minimum term of two years and complies with the applicable lock-up periods; the options already qualified to be exercised may be so until March 30, 2020; and (v) death or permanent disability, all options, either qualified to be exercised or not shall become immediately exercisable until March 30, 2020.

Under the 2010.3, 2011.2, 2012.2, 2013.3, 2013.2, 2013.3, 2014.2, 2014.3, 2015.1, 2015.2 and 2015.3 Programs, in the event of termination of the Beneficiary’s employment contract, the following rules shall apply: (i) in the event of termination for cause or similar reason, renouncement or resignation or leave without pay for a period exceeding 24 months, any options not qualified to be exercised will lapse and any options already qualified to be exercised may be so within 90 days as of the severance date, after which they will be canceled; (ii) in the event of dismissal without cause or severance resulting from outsourced services, sale of affiliate company or business unit, any options not qualified to be exercised will lapse and any options already qualified to be exercised may be so within 180 days as of the severance date, after which they will be canceled; (iii) in the event of severance after a Beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so, while in relation to any options not qualified to be exercised, in case severance has occurred within 24 months after the option grant, the Beneficiary may only exercise his/her options on a pro rata basis if he/she has subscribed Lot B in the past five years, provided that he/she executes a non-compete agreement and, in case severance has occurred after 24 months, the Beneficiary may exercise his/her options on a pro rata basis provided also that he/she executes the above-mentioned non-compete agreement; (iv) in the event of severance after a Beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so within their respective terms, provided that any options not qualified to be exercised may be so, provided that he/she executes the above-mentioned non-compete agreement if this is so resolved by the Board of Directors of the Company; and (v) in case of death or permanent disability, any options already qualified to be exercised may be so within their respective terms, and any options not yet qualified to be exercised may nevertheless be so immediately, provided, however, that the Board of Directors of the Company may, in case of permanent disability, require any such exercise be contingent upon the execution of a non-compete agreement.

Under the 2011.1, 2012.1, 2013.1 and 2014.1 Programs, in case the Beneficiary’s employment contract or term of office terminates for any reason whatsoever, except as provided below, during a vesting period, the Beneficiary will lose the right to receive the respective shares. In the event of termination of the employment contract or term of office after 24 months as of grant date, for any reason other than (a) for cause, renouncement or resignation, or (b) the events provided below: (i) the Beneficiary shall be entitled to receive, always on a pro rata basis to the number of calendar months completed during which he/she has remained performing his/her functions to the Company, its subsidiaries, controlling companies and affiliates as of the date the options were granted, the shares assigned to him/her until the termination of his/her functions to the Company, its subsidiaries, controlling companies and affiliates, provided that the Board of Directors may resolve that such receipt is contingent upon the execution and performance by the Beneficiary of a non-compete agreement with the Company according to the terms and conditions established by the Board of Directors; and (ii) the restrictions to the transfer of shares provided for in the Program shall remain in force.

In the event of severance after a Beneficiary has cumulatively achieved seventy (70) years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so, while in relation to any options not qualified to be exercised: (i) in case severance has occurred within 24 months after the option grant, the Beneficiary will lose his/her right to receive the shares, except if the Beneficiary shall have allocated 100% of his Bonus to full exercise of options in the last five years (or in such shorter period in which he/she has become eligible to participate in the Company’s Programs), in which case the Beneficiary shall be entitled to receive, always on a pro rata basis to the number of calendar months completed during which he/she has remained in his/her office at the Company, its subsidiaries, controlling companies and affiliates, as of the grant date the shares assigned to him/her until the date of termination of his/her employment with the Company, its subsidiaries, controlling companies and affiliates, provided that the Board of Directors may determine that receipt thereof shall be contingent upon the execution and performance, by the Beneficiary, of a non-compete agreement with the Company according to the terms and conditions established by the Board of Directors; and (ii) in case severance has occurred after 24 months as of the option grant, the Beneficiary shall be entitled to receive, always on a pro rata basis to the number of calendar months completed during which he/she has remained in his/her office at the Company, its subsidiaries, controlling companies and affiliates, as of the grant date, the shares assigned to him/her until the date of termination of his/her employment with the Company, its subsidiaries, controlling companies and affiliates, provided that the Board of Directors may determine that receipt thereof shall be contingent upon the execution and performance, by the Beneficiary, of a non-compete agreement with the Company according to the terms and conditions established by the Board of Directors.

In the event of severance after a Beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), he/she shall be entitled to receive the shares after complying with the vesting period provided for in the Program. In this case, restrictions on the transfer of shares under the Program shall remain force.

In case of death or permanent disability of the Beneficiary – in the latter case, contingent upon the execution and performance, by the Beneficiary, of a non-compete agreement with the Company according to the terms and conditions established by the Board of Directors – he/she or his/her heirs or successors, as applicable, shall be entitled to immediately receive the shares resulting from the options granted, as well as the shares already assigned in the period, all of them free and clear.

Share Appreciation Rights

In relation to Lot A: in the events of (i) dismissal for cause or similar reason; (ii) leave without pay for a period exceeding 24 months; (iii) renouncement or resignation; (iv) dismissal without cause; (v) severance resulting from outsourced services, sale of subsidiary, affiliate company or business unit of the Company; and (vi) severance after a Beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), the Share Appreciation Rights will be canceled and terminated by operation of law.

In the events of (i) severance after a Beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date); and (ii) permanent disability, the Share Appreciation Rights granted during the period starting on their grant date and ending on the severance date shall remain valid and their settlement shall comply with the vesting periods provided for in the relevant agreement, provided that receipt of the corresponding bonus shall be contingent upon the Beneficiary executing and performing a non-compete agreement with the Company.

In the event of death of the beneficiary, the Share Appreciation Rights shall be settled on a pro rata basis according to a formula calculated based on the number of calendar months completed during the effectiveness of his/her employment contract with the Company and the beneficiary or, as applicable, his/her term of office as manager of the Company since the grant date.

In relation to Lot B: in the events of (i) dismissal for cause or similar reason; (ii) leave without pay for a period exceeding twenty-four (24) months; and (iii) renouncement or resignation, the Share Appreciation Rights shall be canceled and terminated by operation of law.

In the events of (i) dismissal without cause; (ii) severance resulting from outsourced services, sale of subsidiary, affiliate company or business unit of the Company; and (iii) severance after a Beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), the following rules shall apply: (a) severance before the 5-year vesting term: the Share Appreciation Rights shall be canceled and terminated by operation of law; (b) severance between 5 and 10 years of grant date anniversary: the Share Appreciation Rights shall be settled on a pro rata bass according to a formula calculated based on the number of calendar months completed during the effectiveness of his/her employment contract with the Company and the beneficiary or, as applicable, his/her term of office as manager of the Company since the grant date.

In the events of (i) severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date); and (ii) permanent disability, the Share Appreciation Rights granted during the period starting on the grant date and ending on severance date shall remain valid and their settlement shall comply with the vesting periods provided for in the relevant agreement, provided that receipt of the corresponding bonus shall be contingent upon the beneficiary executing and performing a non-compete agreement with the Company.

In the event of death of the beneficiary, the Share Appreciation Rights shall be settled on a pro rata basis according to a formula calculated based on the number of calendar months completed during the effectiveness of his/her employment contract with the Company and the beneficiary or, as applicable, his/her term of office as manager of the Company since the grant date.

13.5 In relation to share-based payments made to the Board of Directors and Statutory Board of Officer recognized in the income statement of the last three fiscal years and the forecast for current year:

Share-based compensation estimated for the current fiscal year (*)

	Board of Directors	Statutory Board of Officer
No. of Members	7.00	9.00
No. of members receiving compensation	7.00	9.00
Weighted average exercise price:
(a) Options outstanding in the beginning of fiscal year	17.29	17.44
(b) Options lost during the fiscal year	-	-
(c) Options exercised during the fiscal year	-	-
(d) Options expired during the fiscal year	-	-
Potential dilution upon exercise of all options granted	0.0348%	0.0334%
Share-based compensation – year ended on 12/31/2016
	Board of Directors	Statutory Board of Officer
Nº of Members	7.00	9.00
No. of members receiving compensation	7.00	9.00
Weighted average exercise price:
(a) Options outstanding in the beginning of fiscal year	16.03	16.42
(b) Options lost during the fiscal year	-	-
(c) Options exercised during the fiscal year	-	-
(d) Options expired during the fiscal year	-	-
Potential dilution upon exercise of all options granted	0.0401%	0.0326%

Share-based compensation – year ended on 12/31/2015
	Board of Directors	Statutory Board of Officer
Nº of Members	6	10
No. of members receiving compensation	6	10
Weighted average exercise price:
(a) Options outstanding in the beginning of fiscal year	13.72	14.55
(b) Options lost during the fiscal year	-	-
(c) Options exercised during the fiscal year	1.09	1.45
(d) Options expired during the fiscal year	-	-
Potential dilution upon exercise of all options granted	0.0467%	0.0461%

Share-based compensation – year ended 12/31/2014

	Board of Directors	Statutory Board of Officer
No. of members	6.00	10.00
No. of members receiving compensation	6.00	10.00
Weighted average exercise price:
Options outstanding in the beginning of fiscal year	10.72	11.95
(b) Options lost during the fiscal year	-	-
(c) Options exercised during the fiscal year	0.92	0.32
(d) Options expired during the fiscal year	-	-
Potential dilution upon exercise of all options granted	0.0289%	0.0712%

For each grant recognized in income for the past three (3) fiscal years and the current fiscal year

Current Fiscal Year (*)	Board of Directors	Statutory Board of Officer	Board of Directors	Statutory Board of Officer	Board of Directors	Statutory Board of Officer
Stock Options	-	-	-	-	-	-
Grant Date	11/30/2012	11/30/2012	12/20/2012	12/20/2012	12/02/2013	12/02/2013
Number of Options Granted	1,148,120	578,635	-	90,960	1,052,074	510,730
Vesting Period	11/30/2017	11/30/2017	12/20/2017	12/20/2017	12/02/2018	12/02/2018
Term for exercise of the Options	11/30/2022	11/30/2022	12/20/2022	12/20/2022	12/02/2023	12/02/2023
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	6,439,841.93	3,245,582.29	-	522,781.27	7,105,372.44	3,449,307.62

Current Fiscal Year (*) Cont. II	Board of Directors	Statutory Board of Officer	Board of Directors	Statutory Board of Officer	Board of Directors	Statutory Board of Officer
Stock Options	-	-	-	-	-	-
Grant Date	12/01/2014	12/01/2014	12/01/2015	12/01/2015	12/22/2015	12/22/2015
Number of Options Granted	1,421,323	756,157	484,967	845,876	-	505,918
Vesting Period	12/01/2019	12/01/2019	12/01/2020	12/01/2020	12/22/2020	12/22/2020
Term for exercise of the Options	12/01/2024	12/01/2024	12/01/2025	12/01/2025	12/22/2025	12/22/2025
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	8,659,785.08	4,607,085.87	3,879,030.29	6,765,777.10	-	3,817,662.86

Current Fiscal Year (*) Cont. III	Board of Directors	Statutory Board of Officer	Board of Directors	Statutory Board of Officer
Stock Options
Grant Date	12/01/2016	12/01/2016	12/01/2017	12/01/2017
Number of Options Granted	684,057	1,350,459	684,057	1,350,459
Vesting Period	12/01/2021	12/01/2021	12/01/2022	12/01/2022
Term for exercise of the Options	12/01/2026	12/01/2026	12/01/2027	12/01/2027
Lock-up Period	NA	NA	NA	NA
Fair value of options on grant date	4,129,422.10	8,152,266.91	4,129,422.10	8,152,266.91

12/31/2016	Board of Directors	Statutory Board of Officer	Board of Directors	Statutory Board of Officer	Board of Directors	Statutory Board of Officer
Stock Options
Grant Date	11/30/2011	11/30/2011	11/30/2012	11/30/2012	12/20/2012	12/20/2012
Number of Options Granted	1,514,280	1,157,120	1,148,120	578,635	-	90,960
Vesting Period	11/30/2016	11/30/2016	11/30/2017	11/30/2017	12/20/2017	12/20/2017
Term for exercise of the Options	11/30/2021	11/30/2021	11/30/2022	11/30/2022	12/20/2022	12/20/2022
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	6,495,943.90	4,963,802.34	6,439,841.93	3,245,582.29	-	522,781.27

12/31/2016 Cont. II	Board of Directors	Statutory Board of Officer	Board of Directors	Statutory Board of Officer	Board of Directors	Statutory Board of Officer
Stock Options
Grant Date	12/02/2013	12/02/2013	12/01/2014	12/01/2014	12/01/2015	12/01/2015
Number of Options Granted	1,052,074	510,730	1,421,323	756,157	484,967	845,876
Vesting Period	12/02/2018	12/02/2018	12/01/2019	12/01/2019	12/01/2020	12/01/2020
Term for exercise of the Options	12/02/2023	12/02/2023	12/01/2024	12/01/2024	12/01/2025	12/01/2025
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	7,105,372.44	3,449,307.62	8,659,785.08	4,607,085.87	3,879,030.29	6,765,777.10

12/31/2016 Cont. III	Board of Directors	Statutory Board of Officer	Board of Directors	Statutory Board of Officer
Stock Options
Grant Date	12/22/2015	12/22/2015	12/01/2016	12/01/2016
Number of Options Granted	0	505,918	684,057	1,350,459
Vesting Period	12/22/2020	12/22/2020	12/01/2021	12/01/2021
Term for exercise of the Options	12/22/2025	12/22/2025	12/01/2026	12/01/2026
Lock-up Period	NA	NA	NA	NA
Fair value of options on grant date	-	3,817,662.86	4,129,422.10	8,152,266.91

(*) Based on the best estimates of the Company’s management and on data for the fiscal year 2016.

12/31/2015	Board of Directors	Statutory Board of Officer	Board of Directors	Statutory Board of Officer	Board of Directors	Statutory Board of Officer
Stock Options
Grant Date	3/30/2010	3/30/2010	8/19/2010	8/19/2010	11/30/2010	11/30/2010
Number of Options Granted	852,850	147,125	58,050	-	811,900	1,121,300
Vesting Period	3/30/2015	3/30/2015	3/30/2015	3/30/2015	11/30/2015	11/30/2015
Term for exercise of the Options	3/30/2020	3/30/2020	3/30/2020	3/30/2020	11/30/2020	11/30/2020
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	2,899,690.00	500,225.00	255,746.24	-	2,934,823.64	4,053,230.39

12/31/2015 Cont. I	Board of Directors	Statutory Board of Officer	Board of Directors	Statutory Board of Officer	Board of Directors	Statutory Board of Officer
Stock Options
Grant Date	11/30/2011	11/30/2011	11/30/2012	11/30/2012	12/2/2013	12/2/2013
Number of Options Granted	1,514,280	1,368,595	1,148,120	950,485.00	1,052,074	925,027
Vesting Period	11/30/2016	11/30/2016	11/30/2017	43,069.00	12/2/2018	12/2/2018
Term for exercise of the Options	11/30/2021	11/30/2021	11/30/2022	44,895.00	12/2/2023	12/2/2023
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	6,496,261.20	5,871,272.55	6,440,953.20	5,332,220.85	6,428,172.14	5,651,914.97

12/31/2015 Cont. II	Board of Directors	Statutory Board of Officer	Board of Directors	Statutory Board of Officer	Board of Directors	Statutory Board of Officer
Stock Options
Grant Date	12/1/2014	12/1/2014	12/1/2015	12/1/2015	12/22/2015	12/22/2015
Number of Options Granted	1,421,323	1,142,103	484,967	1,090,569	0	505,918
Vesting Period	12/1/2019	12/1/2019	12/1/2020	12/1/2020	12/22/2020	12/22/2020
Term for exercise of the Options	12/1/2024	12/1/2024	12/1/2025	12/1/2025	12/22/2025	12/22/2025
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	7,390,879.60	5,938,935.60	3,802,141.28	8,550,060.96	-	3,966,397.12

12/31/2014	Board of Directors	Statutory Board of Officer	Board of Directors	Statutory Board of Officer	Board of Directors	Statutory Board of Officer
Stock Options
Grant Date	8/28/2009	8/28/2009	3/30/2010	3/30/2010	8/19/2010	-
Number of Options Granted	701,175	1,149,850	852,850	816,825	116,100	-
Vesting Period	8/28/2014	8/28/2014	3/30/2015	3/30/2015	3/30/2015	-
Term for exercise of the Options	8/28/2019	8/28/2019	3/30/2020	3/30/2020	3/30/2020	-
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	2,539,936.32	4,165,216.64	2,899,690.00	2,777,205.00	511,492.00	-

12/31/2014 Cont. I	Board of Directors	Statutory Board of Officer	Board of Directors	Statutory Board of Officer	Board of Directors	Statutory Board of Officer
Stock Options
Grant Date	11/30/2010	11/30/2010	-	2/28/2011	11/30/2011	11/30/2011
Number of Options Granted	606,825	1,774,800	-	278,050	662,005	1,776,920
Vesting Period	11/30/2015	11/30/2015	-	4/30/2012	11/30/2016	11/30/2016
Term for exercise of the Options	11/30/2020	11/30/2020	-	4/30/2017	11/30/2021	11/30/2021
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	2,193,526.74	6,415,476.05	-	2,490,243.61	2,840,001.45	7,622,986.60

12/31/2014 Cont. II	Board of Directors	Statutory Board of Officer	Board of Directors	Statutory Board of Officer	Board of Directors	Statutory Board of Officer
Stock Options
Grant Date	11/30/2012	11/30/2012	12/2/2013	12/2/2013	12/1/2014	12/1/2014
Number of Options Granted	548,870	1,702,160	467,260	1,551,126	567,819	2,135,934
Vesting Period	11/30/2017	11/30/2017	12/2/2018	12/2/2018	12/1/2019	12/1/2019
Term for exercise of the Options	11/30/2022	11/30/2022	12/2/2023	12/2/2023	12/1/2024	12/1/2024
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	3,079,160.70	9,549,117.60	3,155,725.10	10,475,810.57	3,459,586.95	13,013,740.99

  Whenever necessary, the number of options granted and fair value were adjusted to reflect all stock splits that took place within the relevant period.
  For certain stock option plans, the exercise price is restated according to the variation of the IGP-M index and deducted from the amounts of dividends and interest on own capital paid by the Company since the date the options were granted, reason why the prices informed in each table (this is to say, in relation to 2009, 2010 and 2011, respectively) are different.

The potential dilution considers that 100% of the options granted are exercised on the base date of the Reference Form, namely, December 31, 2016, and that the Company issues new shares as a result of the exercise of such options. Dilution is calculated by the ratio between the number of new shares issued and the total number of shares of the capital stock after such issuance. For further information, please refer to item 13.5 - Calculation log of the potential dilution resulting from the exercise of options.

Calculation log of the potential dilution resulting from the exercise of options

The potential dilution mentioned in the tables above and represented in the table below considers that 100% of the options granted to the members of the Board of Directors and Statutory Board of Officer are exercised on the base date of this Reference Form, this is to say, December 31, 2016, and that the Company issues new shares as a result  thereof. The dilution is calculated by the ratio between the number of new shares issued and the total number of shares of the capital stock after such issuance.

Body	Grant Date	Number of Options	Shares of the Capital Stock at the End of the Year (12/31/2015)	Potential dilution if all options are exercised
Board of Directors	04/27/2006	0	15,717,615,419	0.0000%
	04/30/2007	0	15,717,615,419	0.0000%
	04/30/2008	989,925	15,717,615,419	0.0063%
	08/28/2009	701,175	15,717,615,419	0.0045%
	03/30/2010	852,850	15,717,615,419	0.0054%
	08/19/2010	58,050	15,717,615,419	0.0004%
	11/30/2010	811,900	15,717,615,419	0.0052%
	11/30/2011	1,514,280	15,717,615,419	0.0096%
	11/30/2012	1,148,120	15,717,615,419	0.0073%
	12/02/2013	1,052,074	15,717,615,419	0.0067%
	12/01/2014	1,421,323	15,717,615,419	0.0090%
	12/01/2015	484,967	15,717,615,419	0.0031%
	12/01/2016	684,057	15,717,615,419	0.0044%
Executive Officers	04/30/2007	452,775	15,717,615,419	0.0029%
	04/30/2008	372,875	15,717,615,419	0.0024%
	03/30/2009	318,375	15,717,615,419	0.0020%
	08/28/2009	2,194,500	15,717,615,419	0.0140%
	03/30/2010	147,125	15,717,615,419	0.0009%
	1130//2010	970,375	15,717,615,419	0.0062%
	02/28/2011	0	15,717,615,419	0.0000%
	06/27/2011	2,359,930	15,717,615,419	0.0150%
	10/25/2011	250,325	15,717,615,419	0.0016%
	11/30/2011	1,063,180	15,717,615,419	0.0068%
	12/21/2011	189,015	15,717,615,419	0.0012%
	11/30/2012	506,790	15,717,615,419	0.0032%
	12/20/2012	90,960	15,717,615,419	0.0006%
	12/02/2013	451,061	15,717,615,419	0.0029%
	12/01/2014	595,272	15,717,615,419	0.0038%
	12/01/2015	723,325	15,717,615,419	0.0046%
	12/22/2015	505,918	15,717,615,419	0.0032%
	12/01/2016	1,188,079	15,717,615,419	0.0076%

(1)            When required, the number of options and fair value were adjusted to reflect the stock splits consummated in the period.
(2)            According to the accounting method of predecessor cost adopted by Ambev S.A., data related to periods before 2014 related to Companhia de Bebidas das Américas – Ambev historical information.

12/31/2016	Board of Directors	Statutory Board of Officer	Board of Directors	Statutory Board of Officer	Board of Directors	Statutory Board of Officer	Board of Directors	Statutory Board of Officer	Board of Directors	Statutory Board of Officer
Number of members	-	1.00	1.00	2.00	-	1.00	1.00	2.00	1.00	1.00
Nº of members receiving compensation	-	1.00	1.00	2.00	-	1.00	1.00	2.00	1.00	1.00
Grant Date	04/30/07	04/30/07	04/30/08	04/30/08	03/30/09	03/30/09	08/28/09	08/28/09	03/30/10	03/30/10
Options not qualified for exercise
Number of Options	-	-	-	-	-	-	-	-	-	-
Date on which they may be exercised	-	-	-	-	-	-	-	-	-	-
Maximum term for exercise	-	-	-	-	-	-	-	-	-	-
Lock-up Period	-	-	-	-	-	-	-	-	-	-
Weighted average exercise price	-	-	-	-	-	-	-	-	-	-
Fair value of options on the last day of the fiscal year	-	-	-	-	-	-	-	-	-	-
Options qualified for exercise
Number of Options	-	452,775	989,925	372,875	-	318,375	701,175	2,194,500	852,850	147,125
Maximum term for exercise	04/30/17	04/30/17	04/30/18	04/30/18	03/30/19	03/30/19	08/28/19	08/28/19	03/30/20	03/30/20
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average price	-	0.64	1.83	1.83		2.04	3.74	3.74	3.35	3.35
Fair value of options on the last day of the fiscal year	-	17.21	16.02	16.02	-	17.33	15.82	15.82	14.00	14.00
Fair value of the total of options on the last day of the fiscal year	-	7,792,069.06	15,858,993.14	5,973,606.15	-	5,516,258.10	11,092,011.58	34,715,184.38	11,941,173.94	2,059,969.77

12/31/2016 Cont. I	Board of Directors	Statutory Board of Officer	Board of Directors	Statutory Board of Officer	Board of Directors	Statutory Board of Officer	Board of Directors	Statutory Board of Officer	Board of Directors	Statutory Board of Officer
Number of members	1.00	-	1.00	7.00	-	1.00	-	1.00	-	1.00
Nº of members receiving compensation	1.00	-	1.00	7.00	-	1.00	-	1.00	-	1.00
Grant Date	08/19/10	08/19/10	11/30/10	11/30/10	06/27/11	06/27/11	06/27/11	06/27/11	06/27/11	06/27/11
Options not qualified for exercise
Number of Options	-	-	-	-	-	-	-	-	-	-
Date on which they may be exercised	-	-	-	-	-	-	-	-	-	-
Maximum term for exercise	-	-	-	-	-	-	-	-	-	-
Lock-up Period	-	-	-	-	-	-	-	-	-	-
Weighted average exercise price	-	-	-	-	-	-	-	-	-	-
Fair value of options on the last day of the fiscal year	-	-	-	-	-	-	-	-	-	-
Options qualified for exercise
Number of Options	58,050	-	811,900	970,375	-	275,130	-	250,790	-	239,295
Maximum term for exercise	03/30/20	03/30/20	11/30/20	11/30/20	04/30/17	04/30/17	04/30/18	04/30/18	03/30/19	03/30/19
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price	7.47		9.36	9.36		10.11	-	10.11	-	10.11
Fair value of options on the last day of the fiscal year	17.21	-	16.02	16.02	-	17.33	-	15.82	-	14.00
Fair value of the total of options on the last day of the fiscal year	999,016.31	-	13,006,961.67	15,545,794.35	-	4,766,982.62	-	3,967,291.45	-	3,350,487.45

12/31/2016 Cont. II	Board of Directors	Statutory Board of Officer	Board of Directors	Statutory Board of Officer	Board of Directors	Statutory Board of Officer	Board of Directors	Statutory Board of Officer	Board of Directors	Statutory Board of Officer
Number of members	-	1.00	-	1.00	-	1.00	5.00	8.00	-	1.00
Nº of members receiving compensation	-	1.00	-	1.00	-	1.00	5.00	8.00	-	1.00
Grant Date	06/27/11	06/27/11	10/25/11	10/25/11	10/25/11	10/25/11	11/30/11	11/30/11	12/21/11	12/21/11
Options not qualified for exercise
Number of Options	-	-	-		-		-	-	-	-
Date on which they may be exercised	-	-	-	-	-	-	-	-	-	-
Maximum term for exercise	-	-	-	-	-	-	-	-	-	-
Lock-up Period	-	-	-	-	-	-	-	-	-	-
Weighted average exercise price	-	-	-	-	-	-	-	-	-	-
Fair value of options on the last day of the fiscal year	-	-	-	-	-	-	-	-	-	-
Options qualified for exercise
Number of Options	-	1,594,715		217,965.00	-	32,360.00	1,514,280.00	1,063,180.00	-	34,625.00
Maximum term for exercise	08/28/19	08/28/19		08/28/19	03/30/20	03/30/20	11/30/21	11/30/21	04/30/18	04/30/18
Lock-up Period	N/A	N/A		N/A	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price	-	10.11		11.71	-	11.71	11.97	11.97	-	13.42
Fair value of options on the last day of the fiscal year	-	17.21	-	16.02	-	17.33	15.82	15.82	-	14.00
Fair value of the total of options on the last day of the fiscal year	-	27,444,380.58			-	560,678.80			-	484,801.72

12/31/2016 Cont. III	Board of Directors	Statutory Board of Officer	Board of Directors	Statutory Board of Officer	Board of Directors	Statutory Board of Officer	Board of Directors	Statutory Board of Officer	Board of Directors	Statutory Board of Officer
Number of members	-	1.00	-	1.00	6.00	6.00	-	1.00	6.00	6.00
Nº of members receiving compensation	-	1.00	-	1.00	6.00	6.00	-	1.00	6.00	6.00
Grant Date	12/21/11	12/21/11	03/06/12	03/06/12	11/30/12	11/30/12	12/20/12	12/20/12	12/02/13	12/02/13
Options not qualified for exercise
Number of Options	-	-	-	-	1,148,120.00	506,790.00	-	90,960.00	1,052,074.00	451,061.00
Date on which they may be exercised	-	-	-	-	30/11/17	30/11/17	20/12/17	20/12/17	02/12/18	02/12/18
Maximum term for exercise	-	-	-	-	30/11/22	30/11/22	30/11/22	30/11/22	02/12/23	02/12/23
Lock-up Period	-	-	-	-	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price	-	-	-	-	-	-	-	-	-	-
Fair value of options on the last day of the fiscal year	-	-	-	-	17.33	17.33	-	15.82	14.00	14.00
Options qualified for exercise
Number of Options	-	89,730.00	-	64,660.00	-	-	-	-	-	-
Maximum term for exercise	08/28/19	08/28/19	03/30/20	03/30/20	-	-	-	-	-	-
Lock-up Period	N/A	N/A	N/A	N/A	-	-	-	-	-	-
Weighted average exercise price	-	13.42	-	13.42	-	-	-	-	-	-
Fair value of options on the last day of the fiscal year	-	17.21	-	16.02	-	-	-	-	-	-
Fair value of the total of options on the last day of the fiscal year	-	1,544,215.91	-	1,035,878.98	-	-	-	-	-	-

12/31/2016 Cont. IV	Board of Directors	Statutory Board of Officer	Board of Directors	Statutory Board of Officer	Board of Directors	Statutory Board of Officer
Number of members	7.00	6.00	7.00	8.00	7.00	9.00
Nº of members receiving compensation	7.00	6.00	7.00	8.00	7.00	9.00
Grant Date	12/01/2014	12/01/2014	12/01/2015	12/01/2015	12/01/2016	12/01/2016
Options not qualified for exercise
Number of Options	1,421,323.00	595,272.00	484,967.00	723,325.00	684,057.00	1,188,079.00
Date on which they may be exercised	12/01/19	12/01/19	12/01/20	12/01/20	12/01/21	12/01/21
Maximum term for exercise	01/12/24	01/12/24	01/12/25	01/12/25	01/12/26	01/12/26
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price	-	-	-	-	-	-
Fair value of options on the last day of the fiscal year	17.21	17.21	16.02	16.02	17.33	17.33
Options qualified for exercise
Number of Options
Maximum term for exercise
Lock-up Period
Weighted average exercise price
Fair value of options on the last day of the fiscal year
Fair value of the total of options on the last day of the fiscal year

(1) Whenever necessary, the number of options granted and fair value were adjusted to reflect all stock splits that took place within the relevant period.

(2) According to the accounting method of predecessor cost adopted by the Company, data related to periods before 2013 relates to Companhia de Bebidas das Américas – Ambev historical information.

13.7. In relation to the options exercised and shares transferred as share-based compensation to the Board of Directors and Statutory Board of Officer in the last three fiscal years:

December 31, 2016

	Board of Directors	Statutory Board of Officer
No. of members	2	7
Nº of members receiving compensation	2	7
Options exercised
Number of shares	2,582,100	351,600
Weighted average exercise price	R$ 0.41	R$ 3.55
Difference between the exercise price and the market value of the shares resulting from the options exercised	46.902.330	5.238.260
Shares transferred
Number of shares transferred	487,256	848,540
Weighted average acquisition price	9.17	9.17
Difference between the acquisition price and the market value of the shares acquired	4,935,.903	8,595,710

December 31, 2015(*)

	Board of Directors	Statutory Board of Officer
No. of members	2	7
Nº of members receiving compensation	2	7
Options exercised
Number of shares	664,875	2,809,625
Weighted average exercise price	R$ 9.19	R$ 3.90
Difference between the exercise price and the market value of the shares resulting from the options exercised	6,005,494	42,711,611
Shares transferred
Number of shares transferred
Weighted average acquisition price	-	-
Difference between the acquisition price and the market value of the shares acquired	-	-

December 31, 2014(*)

	Board of Directors	Statutory Board of Officer
No. of members	1	5
Nº of members receiving compensation	1	5
Options exercised
Number of shares	6,271,425	7,243,550
Weighted average exercise price	R$ 6.15	R$ 2.77
Difference between the exercise price and the market value of the shares resulting from the options exercised	R$60,346,318	R$96,053,260
Shares transferred
Number of shares transferred	-	-
Weighted average acquisition price	-	-
Difference between the acquisition price and the market value of the shares acquired	-	-

(*) Does not include restricted share or phantom stock information, since the guidance for including this information was disclosed by the CVM in the current year.

13.8. Information required to understand the data disclosed in items 13.5 to 13.7, including the pricing method applied to determine the value of shares and options):

Taking into account that the Company received the effective Programs of Companhia de Bebidas das Américas – Ambev, and that the same terms and conditions were kept, subject to the required adjustments, though the Migration Program, below is the criteria for comprehension of the information disclosed on sections 13.5 to 13.7, such as the explanation of shares and options pricing method used by Companhia de Bebidas das Américas – Ambev and now used by the Company.

In the case of Share Appreciation Rights, at the end of vesting period, the number of Share Appreciation Rights shall be converted into an amount in Brazilian Reais equal to the closing price of preferred shares or ADRs issued by the Company and traded at BM&FBovespa or NYSE, respectively, on the trading session immediately before such term, where each Share Appreciation Rights shall correspond to one preferred share or ADR, as applicable.

a. pricing model

The fair value of options granted until 2010 and received by the Company is determined based on Hull Binomial Pricing Model, amended to reflect the directive of Technical Pronouncement CPC 10 – Share-Based Payment, that the premises regarding cancellation prior to the expiration term may not affect the fair value of an option.

The model is based on the core assumption that price behavior of a share in future periods may be approached by two possible ways: one upward and another downward. Then, a binomial tree is built in relation to the share price. The upward and downward factors are determined based on volatility of the share and the time frame between the steps in the tree. The trajectories for share price are determined until maturity.

In parallel, a tree is also constructed to represent the option value for each period. The option value is determined backwards, this is to say, it starts from the expiration of vesting period. In the final period, the holder of the option shall decide whether to exercise the option or not. For grants as from 2010, the fair value of grant 1 options corresponds to the closing price of shares of the same type traded at BM&FBOVESPA on the day immediately before its grant date, or in specific cases, e.g. the employees of certain subsidiaries, the average closing price of an American Depositary Receipt (“ADR”) during the same period, traded at the New York Stock Exchange – NYSE, provided that a discount may be applied under certain conditions as provided in each program. The fair value of grant 2 options shall correspond to the closing price of shares of the same type traded at BM&FBOVESPA on the trading session immediately before the grant date, or, in the case of Beneficiaries non-resident in Brazil, the closing price of ADRs traded at NYSE on the same date.

b. data and assumptions used in the pricing model, including the weighted average price of shares, the exercise price, the expected volatility, the duration of the option, expected dividends and risk free interest rate

Calculation date

According to Technical Pronouncement CPC 10 – Share-Based Payment, options must be assessed on the date of their respective grant (in this case, the date of approval of the relevant Program).

Weighted average price of shares

The price of the shares of the Company taken as basis to calculate the value of the respective options is their Market Value, as defined below.

Exercise price

Programs from 2006 to 2010

Lot A and Lot C options must be acquired for an exercise price corresponding to the average closing prices of shares of the same type traded at BM&FBOVESPA over a 30-day window before grant date (“Market Value”), or, in specific cases, e.g. to employees of subsidiaries of the Company headquartered abroad, the average closing price of ADRs traded at NYSE over the same period, or as specifically determined by the Program. The exercise price of Lot B options is the Market Value, applying a 10% discount.

In the case of the Supplementary Option (Lot C), the amounts corresponding to dividends and interest on own capital effectively paid out by the Company on the underlying shares during the period between grant date and exercise date is deducted from the exercise price.

Programs beginning in 2010

For programs beginning in 2010, the exercise price of grant 1 options corresponds to the closing price of the underlying share traded at BM&FBOVESPA on the day immediately before grant date. In some specific cases, e.g. for employees of certain subsidiaries, the exercise price is the average closing price of American Depositary Receipts (“ADRs”) traded at the New York Stock Exchange (“NYSE”) over the same period, and, subject to certain conditions established in each Program, a discount shall be applied. The exercise price of grant 2 options corresponds to the closing price of stocks of the same type on the trading session of BM&FBOVESPA immediately before the grant date, or, in case of Beneficiaries residing abroad, the closing price of ADRs traded at NYSE on the same date.

Share Appreciation Rights

There is no exercise price for Share Appreciation Rights. They represent an obligation of the Company to pay to Beneficiary, on the date of expiration of the relevant terms contractually agreed, an amount corresponding to the market price of preferred shares of the Company traded at BM&FBOVESPA or ADRs traded at NYSE. There is no disbursement by the Beneficiary.

Expected volatility

The expected volatility is based on historical volatility calculated since March 29, 2004. Based on the Hull Binomial Model, it is assumed that all employees would exercise their options immediately if the price of the shares of the Company would reach 2.5 times the exercise price. The Company will not use the sliding window method, in which volatility estimate is fixed length “m” (i.e., for each daily update information from the previous day is aggregated and the information of m+1 days ago is disregarded). To calculate the expected volatility, the Company used the daily stock returns of Companhia de Bebidas das Americas - AmBev, which Programs were migrated to the Company under the Migration Program, since March 29, 2004. For every daily update of the calculation, information concerning that day is added to the base and no information is disregarded. Therefore, the base has mobile extension beginning on March 29, 2004 until the date of calculation.

Duration of options

Programs from 2006 to 2010

According to the option granting model used by the Company, Lot A and Lot B options must be immediately exercised, since they have a duration equal to zero. The Supplementary Option, in turn, has a total duration of ten years, consisting of a five-year vesting period and a five-year exercise period.

Programs beginning in 2010

Under the 2010.2 and the 2011.1, 2012.1, 2013.1, 2014.1, 2015.1 and 2016.1 Programs, approved by Companhia de Bebidas das Americas - AmBev or the Company, as applicable, Grant 1 options must be exercised immediately, since they have a duration equal to zero. Grant 2 options under the 2010.3, 2011.2, 2012.2, 2012.3, 2013.2, 2013.3, 2014.2, 2014.3, 2015.1, 2015.2, 2015.3, 2016.2 and 2016.3 Programs (also approved by Companhia de Bebidas das Americas - AmBev or the Company, as applicable), in turn, have total duration of ten years, consisting of the vesting period and the exercise period.

Expected dividends (dividends distribution rate)

The dividends distribution rate represents the ratio between the dividend per share paid out over a certain period and the price of share in the market. The Companhia de Bebida das Américas – Ambev’s dividend distribution rate of 5% was calculated based on its history of dividends distribution and payment of interest on own capital. However, since some of the options granted are protected in terms of dividends, meaning that the amounts paid out as dividends and interest on own capital are deducted from their exercise price, in these cases, the Company’s dividends distribution rate is zero for purposes of calculating the fair value of the options.

Risk-free interest rate

The risk-free interest rates were obtained from the Central Bank of Brazil (Bacen) and refer to the rates of the Special System of Clearance and Custody (Selic) for securities with a similar maturity on the respective grant dates.

For illustrative purposes, the data explained in this item “b” was the following for the options granted in the fiscal years of 2014, 2015 and 2016:

OPTION PRICING MODEL

Assumptions	2016
Pricing Model	Hull Binomial
Fair value of options granted	6.21
Share price	17.18
Exercise price	17.18
Expected volatility(*)	27.0%
Vesting (years)	5
Expected dividends	5%
Risk-free interest rate	12.4%

Assumptions	2015
Pricing Model	Hull Binomial
Fair value of options granted	7.84
Share price	18.41
Exercise price	18.41
Expected volatility(*)	27.5%
Vesting (years)	5
Expected dividends	5%
Risk-free interest rate	15.9%

OPTION PRICING MODEL

Assumptions	2014
Pricing Model	Hull Binomial
Fair value of options granted	5.20
Share price	15.93
Exercise price	15.93
Expected volatility(*)	32.5%
Vesting (years)	5
Expected dividends	5%
Risk-free interest rate	2.2% to 12.4%

(i) Information based on the weighted average of the programs granted,, exception made to the estimate on dividends and risk-free interest rate

(ii) The percentages include the stock options and ADRs granted during the fiscal year, whereas ADRs are denominated in US Dollars.

c. method used and assumptions made to incorporate the expected effects of early exercise of options

Based on the Hull Binomial Model used by the Company, it is assumed that all the employees would exercise their options immediately if the price of the shares issued by the Company reached 2.5 times the exercise price.

The premise for the period in which the option will be exercised after the expiration of the grace period is related to the behavior of the beneficiaries of the options, which differs from individual to individual. Ideally, measuring past behavior of participants of the Company would be a more appropriate way to estimate future behavior, however Company’s Plan, which received, under the Migration Program, the effective programs of Companhia de Bebidas das Americas – AmBev, underwent significant changes, especially in relation to the protection of dividends, relevant factor to the decision on the exercise of the option.

Given the abovementioned situation, and considering the adoption by Companhia de Bebidas das Americas - AmBev of the Binominal Hull Model for the evaluation of the options, Companhia de Bebidas das Americas - AmBev chose to use as a premise the average result of two studies cited by Hull himself, and carried out by Huddart and Lang and Carpenter, who concluded that the exercise of options in a compensation program occurred when the price of the stock issued by the Company reached 2.8 times the exercise price, in the first study, and 2.2 times the exercise price, in the second study.

d. how the expected volatility is determined

For the 2009 Programs, the expected volatility (approved by Companhia de Bebida das Américas – Ambev and received by the Company) is based on historical data of the last 252 days. For the Programs beginning 2010 (also approved by Companhia de Bebida das Américas – Ambev and received by the Company), the expected volatility is measured since March, 2004. As explained in “c”, above, the Hull binomial model, adopted by the Company, assumes that all employees would exercise their options immediately if the price of the shares issued by the Company reached 2.5 times the exercise price.

e. has any other characteristic of the option been incorporated to the determination of its fair value

Other characteristics were not incorporated in the measurement of the fair value.

13.9 Shares or quotas directly or indirectly held, in Brazil or abroad, and other securities convertible into shares or quotas issued by the Issuer, its direct or indirect shareholders, subsidiaries or affiliates by members of the Board of Directors, Statutory Board of Officer and Fiscal Council, grouped by body:

Instruments issued by Ambev

Instruments issued by Ambev

Body	Nº Shares and ADRs	No. of Deferred Shares	Nº Options	Total
Board of Directors	27,148,648	1,627,122	9,718,721	38,494,491
Statutory Board of Officer	6,307,636	1,556,572	12,379,880	20,244,088
Fiscal Council	7,225	-	-	7,225
Total	33,463,509	3,183,694	22,098,601	58,745,804

Instruments issued by AB Inbev

Body	Nº Shares and ADRs	No. of Deferred Shares	Nº Options	Total
Board of Directors	2,681,013	493,344	6,657,321	9,831,678
Statutory Board of Officer	3,222,970	145,849	1,695,224	5,064,043
Fiscal Council	-	-	-	-
Total	5,903,983	639,193	8,352,545	14,895,721

13.10. In relation to pension plans in effect granted to the members of the Board of Directors and Statutory Board of Officer:

RETIREMENT BENEFITS	Board of Directors	Statutory Board of Officer
No. of members	12	11
Nº of members receiving compensation	9	11
Name of the plan	Defined Contribution	Defined Contribution
Number of managers that are eligible to retire	3	0
Conditions to early retirement	53 years of age and 11 years of plan	53 years of age and 11 years of plan
Updated amount of contributions accrued until the end of the last fiscal year, after deducting the amounts corresponding to contributions made directly by the managers	R$ 24,754,795.89	R$ 5,919,632.14
Total amount of contributions made during the last fiscal year, after deducting the amounts corresponding to contributions made directly by the managers	R$ 1,472,809.06	R$ 866,594.22
Possibility of and conditions to early redemption

Yes, in the event of termination of employment contract with the Company and provided that participant is neither eligible to a retirement benefit under the Plan, nor elects the pro rata deferred benefit, the portability or self-sponsorship. The amount redeemed shall correspond to the contributions made by the participant him/herself.

Yes, in the event of termination of employment contract with the Company and provided that participant is neither eligible to a retirement benefit under the Plan, nor elects the pro rata deferred benefit, the portability or self-sponsorship. The amount redeemed shall correspond to the contributions made by the participant him/herself.

13.11. Compensation of the Board of Directors, Statutory Board of Officer and Fiscal Council in the last three fiscal years:

12/31/2016

Body	No. of Members	No. of members receiving compensation	Highest Individual Compensation	Lowest Individual Compensation	Average Individual Compensation
Board of Directors	12.00	9.00	8,304,164.90	390,081.07	1,970,632.67
Fiscal Council	6.00	6.00	390,081.07	133,813.92	296,155.67
Statutory Board of Officer	11.00	11.00	14,930,055.45	1,217,949.83	3,648,144.26

12/31/2015

Body	No. of Members	No. of members receiving compensation	Highest Individual Compensation	Lowest Individual Compensation	Average Individual Compensation
Board of Directors	12.00	9.00	5,960,938.00	332,920.00	1,310,512.00
Fiscal Council	6.00	6.00	372,799.00	166,460.00	256,336.33
Statutory Board of Officer	10.00	10.00	22,489,382.00	2,326,654.00	4,968,055.40

1) The average compensation presented in this item is calculating taking into account the number of members of the Board of Directors that receive compensation from the Company for their services.

2) This corresponds to three (3) full members and three (3) alternate members of the Fiscal Council.

3) Includes stock-based compensation and the Company’s Controlling Shareholders.

13.12. Contractual arrangements, insurance policies and other instruments structuring compensation or indemnification mechanisms for the management in the event of dismissal from their job or retirement (including the financial consequences to the Company):

There are no contractual arrangements, insurance policies or other instruments structuring compensation or indemnification mechanisms to the management in case of dismissal from their job or retirement.

13.13. In relation to the three last fiscal years, give the percentage of the overall compensation of each body recognized in the earnings of the Company regarding the members of the Board of Directors, Statutory Board of Officer and Fiscal Council that are parties related to the direct or indirect controlling shareholders, as defined by applicable accounting rules on the matter:

December 31, 2016

Body	Nº of Members	Related Party’s Compensation	Total Compensation	%
Board of Directors	5.00	780,162.14	12,215,136.48	6%
Fiscal Council	-	-	1,776,934.08	-
Statutory Board of Officer	-	-	40,129,587.03	-
Total	5.00	780,162.14	54,121,657.59	1%

December 31, 2015

Body	Nº of Members	Related Party’s Compensation	Total Compensation	%
Board of Directors	5.00	833,588.37	13,663,358.00	6%
Fiscal Council	-	-	1,674,570.00	-
Statutory Board of Officer	-	-	57,409,940.35	-
Total	5.00	833,588.37	72,747,868.35	1%

December 31, 2014

Body	Nº of Members	Related Party’s Compensation	Total Compensation	%
Board of Directors	5.00	666,402.88	15,056,954.00	4°%
Fiscal Council	-	-	1,691,820.00	-
Statutory Board of Officer	-	-	63,036,989.00	-
Total	5.00	666,402.88	79,785,763.00	1%

13.14. Regarding the three last fiscal years, the amounts recognized in the income statement of the Company as compensation to the members of the Board of Directors, Statutory Board of Officer or Fiscal Council, grouped by body, for any reason other than their position in the Company, such as, for instance, commissions or fees for consultancy or advisory services rendered:

There are no amounts recognized in the Company’s results for the last three fiscal years as compensation for members of the Board of Directors, Executive Board or the Supervisory Board, since they do not receive compensation from the Company for any other reason (e.g., consulting, advisory etc.), except for their positions.

13.15. In relation to the three last fiscal years, the amounts recognized in the income statement of direct and indirect controlling shareholders, affiliates and subsidiaries of the Company, as compensation paid to the members of the Board of Directors, the Statutory Board of Officer and Board of Officers of the Company, grouped by body, specifying the reason why such amounts were assigned to those individuals:

Fiscal Year ended December 31, 2016 – Compensation received due to the position in the issuer

	Board of Directors	Statutory Board of Officer	Fiscal Council	Total
Direct and indirect shareholders	56,083,356,67	9,776,078,67	-	65,859,435,34
Companies controlled by the issuer	-	-	-	-
Affiliates	-	-	-	-

Fiscal Year ended December 31, 2015 – Compensation received due to the position in the issuer

	Board of Directors	Statutory Board of Officer	Fiscal Council	Total
Direct and indirect shareholders	47,916,134,70	10,768,115,39 ,	-	58,684,250,09 ,
Companies controlled by the issuer	-	-	-	-
Affiliates	-	-	-	-

Fiscal Year ended December 31, 2014 – Compensation received due to the position in the issuer

	Board of Directors	Statutory Board of Officer	Fiscal Council	Total
Direct and indirect shareholders	20,669,088,00	8,434,546,62 ,	-	29,103,634,62 ,
Companies controlled by the issuer	-	-	-	-
Affiliates	-	-	-	-

 (*) Original amounts in dollar, by converted  into reais by the annual average rate of each fiscal year.

13.16. Other relevant information:

As described on item 13.4 above, Company received through the Migration Program  certain programs approved by Companhia de Bebidas das Américas – Ambev. As of 2010, Companhia de Bebidas das Américas – Ambev approved stock option programs in which the exercise of the options is immediate, however the delivery of a substantial part of the shares acquired is subject to the maintenance of the Beneficiary’s relationship with the Company for the term of five years as of the date of exercise.

Given the Migration Program, the charts below demonstrate the same information required for options with immediate exercise and five years lock-up, under the Companhia de Bebidas da Américas – Ambev.

Information regarding deferred shares of the Board of Directors and Statutory Board of Officer at the end of the last fiscal year.

12/31/2016	Board of Directors	Statutory Board of Officer	Board of Directors	Statutory Board of Officer
Nº of members	2.00	6.00	2.00	7.00
No. of members receiving compensation	2.00	6.00	2.00	7.00
Stock Options
Grant date	03/22/2012	03/22/2012	03/28/2013	03/28/2013
Number of options granted	105,915	29,315	85,380	40,870
Number of shares transferred upon the exercise of options during the lock up period	338,080	120,840	429,367	195,015
Lock up period of deferred shares	03/22/2017	03/22/2017	03/28/2018	03/28/2018
Weighted average exercise price:	14.4	14.4	17.692	17.692
Fair value of shares on exercise date	4,868,352.00	1,740,096.00	7,596,360.96	3,450,205.38
Fair value of shares on the last day of the fiscal year	5,544,512.00	1,981,776.00	7,041,618.80	3,198,246.00
Dilution after exercise of options	0.002151%	0.000769%	0.002732%	0.001241%

12/31/2016 - Cont. I	Board of Directors	Statutory Board of Officer	Board of Directors	Statutory Board of Officer
Nº of members	1.00	8.00	1.00	10.00
No. of members receiving compensation	1.00	8.00	1.00	10.00
Stock Options
Grant date	03/30/2015	03/30/2015	03/30/2016	03/30/2016
Number of options granted	13,882	44,818	24,785	143,294
Number of shares transferred upon the exercise of options during the lock up period	69,057	253,987	123,355	871,307
Lock up period of deferred shares	03/30/2020	03/30/2020	03/30/2021	03/30/2021
Weighted average exercise price:	18.43	18.43	18.25	18.25
Fair value of shares on exercise date	1,272,720.51	4,680,980.41	2,251,228.75	15,901,352.75
Fair value of shares on the last day of the fiscal year	1,132,534.80	4,165,386.80	2,023,022.00	14,289,434.80
Dilution after exercise of options	0.000439%	0.001616%	0.000785%	0.005544%

As described in item 13.4 above, as from 2011, the Board of Directors approved, for certain officers deemed by Management to have greater potential, the granting of Share Appreciation Rights. Since this compensation modality does not include equity instruments, it does not imply a dilution for other shareholders.

The table below discloses the same information required for plans that use options whose exercise is not immediate.

12/31/2016	Board of Directors	Statutory Board of Officer	Board of Directors	Statutory Board of Officer	Board of Directors	Statutory Board of Officer
Nº of members	0.00	2.00	0.00	2.00	0.00	2.00
No. of members receiving compensation	0.00	2.00	0.00	2.00	0.00	2.00
Stock Options
Grant date	12/15/2010	12/15/2010	12/20/2012	12/20/2012	12/20/2012	12/20/2012
Number of options granted	-	174.770	-	116.280	-	116.290
Number of shares transferred upon the exercise of options during the lock up period	9.7204	9.7204	17.84	17.84	17.84	17.84
Lock up period of deferred shares	12/15/2020	12/15/2020	12/20/2017	12/20/2017	12/20/2022	12/20/2022

12/31/2016 Cont. I	Board of Directors	Statutory Board of Officer	Board of Directors	Statutory Board of Officer	Board of Directors	Statutory Board of Officer	Board of Directors	Statutory Board of Officer
Nº of members	0.00	2.00	0.00	2.00	0.00	3.00	0.00	3.00
No. of members receiving compensation	0.00	2.00	0.00	2.00	0.00	3.00	0.00	3.00
Stock Options
Grant date	12/22/2014	12/22/2014	12/22/2014	12/22/2014	12/22/2015	12/22/2015	12/22/2015	12/22/2015
Number of shares for calculation of appreciation	-	166.056	-	166.056	-	663.849	-	663.849
Share quotation on grant date	15.95	15.95	15.95	15.95	18.00	18.00	18.00	18.00
Lock up period regarding share appreciation rights	12/22/2019	12/22/2019	12/22/2024	12/22/2024	12/22/2020	12/22/2020	12/22/2025	12/22/2025